December 22, 2017

Ms. Kimberly Browning

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

MSS Series Trust - Footprints Discover Value Fund

Dear Ms.  Browning:

On October 12, 2017, MSS Series Trust (the "Registrant"), on behalf of Footprints Discover Value Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 20 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  You provided oral comments on November 3, 2017 to the Registration Statement by phone to Susan Kim, which the Registrant responded to via correspondence. On December 14, 2017, you provided additional comments.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

PROSPECTUS

Fee Table

1.

Comment.

Please affirm that no cross reference is necessary to the Fund’s statement of additional information (“SAI”) in preamble to the fee table, as required by Item 3 of Form N-1A.

Response.

The Registrant affirms that no cross reference is necessary to the Fund’s SAI, as all information regarding share purchases is contained in the Fund’s prospectus.

2.

Comment.

Please revise the disclosure in Footnote 3 to the fee table to state, “Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (three years from the date that the fees have been waived or reimbursed) if such recoupment ~~can be achieved within the foregoing expense limit and any then-current expense limit~~ does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed both: (i) the Fund’s expense cap in place at the time such expenses were waived, and (ii) the Fund’s current expense cap at the time of recoupment.

Response.

The Registrant has made the requested change.

Principal Investment Strategy

3.

Comment.

With regard to the disclosure, “The Fund invests without restriction as to issuer capitalization, or the credit quality rating and maturity of fixed income securities.” – please confirm whether the Fund will use duration as a measure of its fixed income securities. If the Fund will not use duration as a measure, this should be explained in plain English and presented within the Fund’s Item 9 disclosure.

Response.  The Registrant has revised the disclosure to state:

When selecting fixed income securities, the adviser may consider the duration of the security, although the adviser does not apply any specific duration limits to the portfolio.

4.

Comment.

With regard to the disclosure, "With respect to the fixed income portion of the Fund's portfolio, the adviser invests primarily in lower quality rated corporate debt commonly known as 'junk bonds.’” – please disclose specifically what type of investments qualify as “lower quality rated corporate debt.”

Response.

Consistent with our earlier response, the Registrant believes the existing disclosure explains the nature of lower quality corporate debt commonly known as "junk bonds".

5.

Comment.

The fourth paragraph of the Principal Investment Strategies section, beginning with "The adviser seeks capital appreciation . . .", suggests that the Fund invests in other types of equities.  Please consider clarifying the types of equity securities in which the Fund may invest and related risks.

Response.

The Registrant has revised the disclosure to read:

The adviser seeks capital appreciation from common and preferred stocks and fixed income securities as well as income from dividends or interest to generate total return.  The Fund's adviser does not have a set asset allocation target between such equity and fixed income securities.  The adviser sells a security once a price target is reached, when more attractive investments are available or to optimally re-allocate Fund assets consistent with the adviser's Absolute Value strategy.

Additional Information about Principal Investment Strategies and Related Risks

6.

Comment.

If the adviser’s use of “external resources” is part of its principal investment strategy, please add appropriate Item 4 disclosure to the Fund’s prospectus; otherwise please consider revising this section where appropriate.

Response.

Consistent with our earlier response, the Registrant believes that the current disclosure adequately summarizes the Fund’s principal investment strategy.

7.

Comment.

Please confirm that the Fund will not invest in foreign issuers as part of its principal investment strategy.

Response.

The Registrant so confirms.

8.

Comment.

Please explain how the Fund will assess the credit quality determination of unrated bonds.

Response.

The adviser will assess the credit quality of unrated bonds per the policy found in section titled, “Illiquid and Restricted Securities”, in the Fund’s SAI.

Sales Charges, Reductions and Waivers

9.

Comment.

With respect to any agreements that the Fund has with intermediaries that may result in the reduction of a sales charge, please disclose the identity of such intermediaries as required by Item 12(a)(2), Rule 22d-1, and IMGU 2016-06.

Response.

Consistent with our earlier response, the Registrant believes that it has presently described all arrangements that result in breakpoints in, or elimination of, sales loads; and identified each class of individuals or transactions to which the arrangements apply; and states each different breakpoint as a percentage of both the offering price and net amount invested.  At present, the Registrant does not yet know the identity of any specific intermediary offering variations in, or eliminations of sales loads, and is unable to provide specific intermediary identification.

10.

Comment.

Please revise the disclosure per Item 12(a)(5), to state whether the Fund makes available free of charge, on or through the Fund's Web site at a specified Internet address, and in a clear and prominent format, the information required by paragraphs (a)(1) through (a)(4) of Item 12 and Item 23(a).

Response.

The Registrant has added the following sentence to the Fund’s prospectus:

Additional information regarding the Fund’s sales load is not provided on the Fund’s website because all relevant information is provided in this prospectus.

How to Redeem Shares

11.

Comment.

Please revise the disclosure, “Your brokerage firm or intermediary may have an earlier cut-off time, as permissible.” Please note that the staff objects to the disclosure “as permissible” as it implies that shareholders may not receive that day’s NAV price if their order is submitted by 4 p.m. EST.

Response.

 The Registrant has revised the disclosure to remove the phrase, “as permissible”.

12.

Comment.

Please ensure that the sections “How to Redeem Shares” and “How to Purchase Shares” are consistent with regard to intermediaries. Specifically, ensure that the disclosure consistently states that a redeeming shareholder will be able to get that day’s NAV price if their order is submitted by 4 p.m EST.

Response.

Upon review, the Registrant believes that the two sections in question are consistent with regard to the comment. Also, please see our response to comment 10.

13.

Comment.

Pursuant to Item 11(c)(8) of Form N-1A, The Registrant must describe the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, inter-fund lending, and/or ability to redeem in kind).

Response.

 The Registrant believes that the following disclosure, found within the section “Additional Redemption Information”, sufficiently complies with the requirements of Item 11(c)(8), “The Fund expects that it will take up to seven calendar days following the receipt of your redemption request to pay out redemption proceeds by check or electronic transfer, except as noted above.  The Fund expects to pay redemptions from cash, cash equivalents, proceeds from the sale of additional fund shares, and then from the sale of portfolio securities.  These redemption payment methods will be used in regular and stressed market conditions.”

SAI

Additional Information about the Fund’s Investments

14.

Comment.

Please confirm that investment in convertible securities will be part of the Fund’s non-principal investment strategy.

Response.

The Registrant so confirms.

Non-Fundamental Investment Restrictions

15.

Comment.

Please disclose the Fund’s specific policy with regard to securities lending. Alternatively, if the Fund will not engage in securities lending, please represent as such.

Response.

 Consistent with our earlier response, the Registrant believes it presently discloses its potential lending of securities practices.  For convenience, the related disclosure is reproduced below.

6.  Loans.  The Fund will not make loans to other persons, except:  (a) by loaning portfolio securities; (b) by engaging in repurchase agreements; (c) by purchasing non-publicly offered debt securities; or (d) where each loan is represented by a note executed by the borrower.  For purposes of this limitation, the term "loans" shall not include the purchase of a portion of an issue of publicly distributed bonds, debentures or other securities.

16.

Comment.

With regard to the non-fundamental investment restriction that states, "The Fund will not mortgage, pledge, hypothecate or in any manner transfer, as security for indebtedness, any assets of the Fund except as may be necessary in connection with borrowings described in limitations." – please state fully where and under what circumstances the Fund will engage in such practice. Alternatively, if the Fund does not engage in this practice, please represent as such.

Response.

The Registrant represents that the Fund does not engage in such practice.

* * * * *

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

            /s/ Joshua J. Hinderliter

Joshua J. Hinderliter